Mail Stop 3561
      May 12, 2006


Richard Blass
Chief Financial Officer
Renaissance Mortgage Acceptance Corp.
1000 Woodbury Road
Woodbury, New York 11797

Re:	Renaissance Mortgage Acceptance Corp.
	Amendment to the Registration Statement on Form S-3
	Filed April 24, 2006
      File No. 333-131637

Dear Mr. Blass

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Supplement 1
Important Notice about Information, page S-2
1. We note your response to comment 5 and reissue the comment.
Please delete or revise the sentence in bold stating that the description of your certificates in the prospectus supplement may differ from the description in the prospectus.

The Credit Enhancement Provider, page S-75
2. We note your response to our prior comment 11 and your revision.
Please revise to continue to provide bracketed disclosure indicating that you will provide information pursuant to Item 1115(a)(4) of Regulation AB, as applicable. You should also continue to provide information pursuant to Item 1114 of Regulation AB, as applicable.

*******

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3210 with any other questions.

      Sincerely,



Susan C. Block
Attorney-Advisor



cc:	Via Facsimile
      Richard Horowitz, Esq.
      Thacher Proffitt & wood LLP
      (212) 912-7751


Richard Blass
Renaissance Mortgage Acceptance Corp.
May 12, 2006
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